UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): February 14, 2019

ASI AVIATION, INC.

(Exact name of issuer as specified in its charter)

Nevada	81-1014003
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11921 Freedom Drive, Suite 550, Reston, VA 20190

(Full mailing address of principal executive offices)

(703) 904-4315

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor a solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

ITEM 9. OTHER EVENTS

ASI Aviation, Inc. (the “Company”) has prepared the investor presentation attached as Exhibit 99.1 to this Current Report on Form 1-U (the “Investor Presentation”), which the Company’s management intends to use from time to time in meetings with investors, analysts, lenders, business partners, acquisition candidates, and others with an interest in the Company and its business.

The information contained in the Investor Presentation is summary information that should be considered in the context of the Company’s filings with the Securities and Exchange Commission and other public announcements the Company may make by press release or otherwise from time to time. The Investor Presentation speaks as of the date of this Report. While the Company may elect to update the Investor Presentation in the future to reflect events and circumstances occurring or existing after the date of this Report, the Company does not have, and expressly disclaims, any obligation to do so.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASI Aviation, INC.
a Nevada corporation

By:	/s/ Brajnandan Sahay
Name:	Brajnandan Sahay
Its:	Chief Executive Officer
Date:	February 14, 2019

Item 9 Other Events. Exhibits.

(d) Exhibits

Unless otherwise indicated, the following exhibits are filed herewith:

Exhibit No.	Description of Exhibit
99.1	ASI Aviation, Inc. Investor Presentation

EXHIBIT INDEX

Unless otherwise indicated, the following exhibits are filed herewith:

Exhibit No.	Description of Exhibit
99.1	ASI Aviation, Inc. Investor Presentation